OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0209452   BARCLAYS BANK PLC

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: THE SWISS COMPETITION COMMISSION (COMCO) CASE NO. 22-0473

MATTER DETAIL: DATE OF EVENT: FEBRUARY 3, 2012. PARTIES: THE SWISS COMPETITION COMMISSION (COMCO) AND BARCLAYS BANK PLC. CASE NO. 22-0473. THE COMPLAINT INCLUDES THE FOLLOWING ALLEGATIONS: COMCO REACHED THE CONCLUSION THAT BETWEEN SEPTEMBER 2005 AND MAY 2008 SEVERAL BANKS, INCLUDING BARCLAYS BANK PLC ("BARCLAYS") PARTICIPATED, FOR DIFFERENT DURATIONS, IN A CARTEL IN INTEREST RATE DERIVATIVES IN EURO. THE CARTEL AIMED AT DISTORTING THE NORMAL COURSE OF PRICING COMPONENTS FOR INTEREST RATE DERIVATIVES IN EURO. BARCLAYS SIGNED AN AMICABLE SETTLEMENT, APPROVED BY THE COMCO ON 5 DECEMBER 2016. COMCO IMPOSED TOTAL FINES OF APPROXIMATELY CHF 45.3 MILLION. THE INDIVIDUAL FINE AMOUNT TO CHF 29.772 MILLION FOR BARCLAYS. COMCO INITIATED A CONFIDENTIAL INVESTIGATION AGAINST BARCLAYS AND TOOK DECISION ON DECEMBER 5, 2016 AND PUBLICLY ANNOUNCED IT ON DECEMBER 21, 2016. FIRM RECEIVED THE FORMAL NOTICE ON DECEMBER 22, 2016.

FILED BY: HUMAYUNA1

FILED ON: 1/20/2017 3:18:49 PM

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certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

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